January 17, 2012

Costamare Inc.
Form 20-F for the year ended December 31, 2010
Filed March 22, 2011
File No. 001-34934

Dear Mr. Humphrey:

We refer to the letter of December 21, 2011 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Costamare Inc. (the “Company”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Form 20-F for the year ended December 31, 2010 (the “2010 20-F”), filed with the SEC via EDGAR on March 22, 2011. We respectfully submit this response on behalf of the Company.

The numbered paragraphs and headings below correspond to those headings set forth in the Comment Letter.  Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the 2010 20-F.

Protection and Indemnity Insurance – Pollution coverage, page 36

1.
You indicate that, as a member of a P&I association, which is a member of the International Group, you will be subject to calls payable to the P&I association based on the International Group’s claim records, as well as the claim records of all other members of the association. In this regard, please disclose whether there is a cap on your liability exposure for calls payable to the P&I association and quantify such cap. In addition, please disclose the amount of any material call payables, or refunds received, for each reporting period. Also, please tell us the financial statement line item[s] that include[s] call payables to, or refunds received from, the P&I association.

Response: The Company respectfully advises the Staff that there is no cap on the Company’s liability exposure for calls payable to the P&I association.  However, based on the limited size and frequency of the assessment of calls payable to the P&I association historically, the Company does not believe these amounts to be material.  For the five years ended December 31, 2006, 2007, 2008, 2009 and 2010, the aggregate expenses included in the Company’s financial statements pursuant to calls payable to the P&I association were $0, $0, $1.29 million, $0 and $0, respectively. The aggregate expense for the five years period ended December 31, 2010 represents approximately 0.24% of the Company’s total Net income during that period. Furthermore, the aggregate expense for the year ended December 31, 2008 represents approximately 1.29% of the Company’s Net income during that period. Calls payable to the P&I association are included, being part of the vessel insurance expense, in the line item “Vessels’ operating expenses.”

Furthermore, based on communications that the Company has received from the P&I association, the P&I association assessed calls payable in only two of the last fifteen years prior to the year ended December 31, 2010.  As of December 31, 2011, the Company had not received notification of any calls payable to the P&I association during the year ended December 31, 2011.

The Company also notes that in the section “D. Risk Factors - Risks Inherent in Our Business” of the 2010 20-F under the heading “Our insurance may be insufficient to cover losses that may occur to our property or result from our operations,” it discloses that “we may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage.”

Item 5. Operating and Financial Review and Prospects, page 44

Critical Accounting Policies, page 67

Vessel Impairment, page 68

2.
You indicate that an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2010, suggests that five of your 43 vessels may have current market values below their carrying values. In this regard, please consider expanding your disclosure to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

Response: The Company confirms that it will include in its future filings, commencing with the Company’s Form 20-F for the year ended December 31, 2011, a table listing the Company’s vessels by date of acquisition and carrying value at the balance sheet date and identifying those vessels whose estimated market value is below their carrying value.  The Company also confirms that the disclosure associated with the table will show the aggregate estimated market value and aggregate book value of the vessels whose estimated market value is below their carrying value as of the reporting date.  The Company respectfully advises the Staff that it does not believe disclosure of the purchase price of the Company’s vessels in the table would be meaningful to an investor’s determination of the estimated magnitude of the potential aggregate impairment charge since the carrying value of such vessels will be disclosed and is affected by items in addition to the purchase price, such as surveys and vessel improvements during dry dockings.  The disclosure associated with the table will also discuss the related accounting treatment of the Company’s vessels and the circumstances under which an impairment loss for such vessels would be recorded.

For your reference, the Company has attached as Annex A hereto for illustration purposes a sample table and the accompanying disclosure for the vessels owned by the Company as it would have appeared as of December 31, 2010.

Other

The Company hereby acknowledges to the Commission that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270.

Very truly yours,

/s/ William P. Rogers, Jr.
William P. Rogers, Jr.

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Gregory G. Zikos
Chief Financial Officer
Costamare Inc.
60 Zephyrou Street & Syngrou Avenue
17564, Athens Greece

  VIA E-MAIL

ANNEX A

While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on an internal discounted cash flow analysis, which incorporates the assumptions and estimates discussed under Critical Accounting Policies and in the Significant Accounting Policies included in our financial statements, are below their carrying values as of December 31, 2010. The carrying value of each of the Company’s vessels does not necessarily represent its fair market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without notations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable.  The Company believes that the undiscounted projected net operating cash flows over the estimated remaining useful lives for those vessels that have experienced declines in estimated market values below their carrying values exceed such vessels’ carrying values as of December 31, 2010, and accordingly has not recorded an impairment charge.

	Vessel	Capacity (TEUs)	Built	Acquisition Date	Carrying Value ($ US Million)(1)
1	Cosco Hellas	9469	2006	July 2006	81.6
2	Cosco Guangzhou	9469	2006	February 2006	81.5
3	Cosco Beijing	9469	2006	June 2006	81.3
4	Cosco Yantian	9469	2006	April 2006	81.1
5	Cosco Ningbo	9469	2006	March 2006	80.7
6	MSC Navarino*	8531	2010	May 2010	119.8
7	Maersk Kure	7403	1996	December 2007	86.3
8	Maersk Kokura	7403	1997	February 2008	87.5
9	Maersk Kawasaki	7403	1997	December 2007	87.2
10	Sealand Michigan	6648	2000	October 2000	44.0
11	Sealand Illinois	6648	2000	December 2000	44.3
12	Sealand NY	6648	2000	May 2000	42.7
13	Sealand Washington	6648	2000	August 2000	43.7
14	Maersk Kobe	6648	2000	June 2000	43.1
15	Maersk Kalamata	6644	2003	June 2003	52.6
16	Maersk Kingston	6644	2003	April 2003	52.5
17	Maersk Kolkata	6644	2003	January 2003	51.9
18	Zim Shanghai	4992	2002	October 2002	38.1
19	Zim New York	4992	2002	September 2002	37.8
20	Zim Pireaus	4992	2004	May 2004	37.7
21	NY Express	4890	2000	November 2000	35.4
22	Oakland Express	4890	2000	October 2000	35.0
23	Singapore Express	4890	2000	August 2000	34.7
24	MSC Mykonos *	4828	1988	January 2005	26.9
25	MSC Mandraki *	4828	1988	October 2004	25.9
26	MSC Antwerp	3883	1993	December 1999	15.6
27	MSC Kyoto	3874	1981	May 2003	5.9
28	MSC Washington	3874	1984	September 1999	6.7
29	MSC Austria	3576	1984	March 1998	6.1
30	Rena	3351	1990	November 2010	11.2
31	Karmen	3351	1991	November 2010	11.7
32	Akritas *	3152	1987	November 1997	6.6

33	Gather	2922	1984	December 2007	11.3
34	Garden	2922	1984	December 2007	10.8
35	Genius	2922	1984	September 2009	4.0
36	Gifted	2922	1984	August 2009	4.0
37	MSC Challenger	2633	1986	May 1998	5.9
38	MSC Namibia	1652	1977	June 1993	2.9
39	MSC Sudan	1630	1976	September 1993	3.1
40	MSC Sierra	1630	1977	August 1993	2.4
41	MSC Tuscany	1468	1978	October 1991	1.7
42	MSC Fado	1181	1978	March 1988	1.8
43	Horizon*	1068	1991	February 2005	12.3
					1,557.3
(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2010.

*Indicates container vessels which we believe, as of December 31, 2010, may have market values below their carrying values. The aggregate carrying value of these five vessels was $191.5 million, while we believe that their market value was approximately $151.8 million.

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives.

We review for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, we review our fleet for impairment on a vessel by vessel basis. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we evaluate the vessel for impairment loss. The impairment loss is determined by the difference between the carrying amount of the vessel and the fair value of the vessel. If our estimate of undiscounted projected net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording an impairment loss to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.